



GGL DIAMOND CORP.

 March 20, 2006

PRESS RELEASE

Kimberlite targets selected for spring drilling on diamond exploration area at Doyle, NWT, Canada

VANCOUVER, British Columbia – Raymond A Hrkac, President and CEO of GGL Diamond Corp. (GGL.TSX VENTURE), is pleased to announce that the Company has signed an agreement with De Beers Canada Inc. under which the LA 4 mineral lease will be returned to GGL.

Now primarily focused on the development of the Gahcho Kue mine, De Beers Canada Inc. (De Beers) will retain a 1% royalty on any discovery made by GGL on LA 4 and will have access to surface areas required for the development of the Gahcho Kue diamond mine. De Beers' co-operation and goodwill in moving the negotiations forward in time for a spring drill program is gratefully acknowledged by GGL.

The LA 4 mineral lease contains two kimberlite targets. The T-Bone Lake target, identified by a weak kimberlite indicator mineral train and outlined by ground geophysics, lies within T- Bone Lake and is best drilled from the ice. GGL geologists identified the Quail target through soil samples and by the alteration in previous drill holes; we will extend the ground gravity survey over a small lake to help define the location of the next drill hole.

The Company has three projects in the Doyle Area, which together total 103,625 acres. The projects include the 100%-owned mineral claims and leases, known as the Doyle Project, which contains the Doyle diamondiferous kimberlite sill. A second set of leases acquired in 2005 from De Beers Canada Inc., Mountain Province Diamonds Inc. and Camphor Ventures Inc. (subject to a royalty of 1.5% of net returns), is known as The New Century Project. The five remaining mineral leases from the original joint venture with De Beers are referred to as the De Beers Doyle JV and adjoin the leases containing the Gahcho Kue diamond deposit. The LA 4 mineral lease was, until now, part of the De Beers Doyle JV, but will now be part of the 100%-owned Doyle Project.

Six to eight ground geophysical surveys over potential drill targets, in the general Doyle area, will proceed prior to drilling and will commence as soon as the crews can be mobilized. The drill program will take place during April and May.

One of the ground geophysical surveys will be conducted over a target in New Century Lake. This target, identified by airborne geophysics, is a 200-metre diameter "pipe"- shaped electromagnetic anomaly with down-ice KIM's (kimberlite indicator minerals). This target and the T-Bone target will receive priority in the drill program as both are best drilled from the ice.

Other lake targets identified from the ground geophysical surveys will also receive priority.

Land-based targets including the Doyle Sill and its companion sill, found by drilling last year, as well as the diamondiferous MZ kimberlite sheet system located by De Beers and now part of the New Century Project, are also scheduled to be drilled this year, either before or after spring breakup.

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GGL DIAMOND CORP.

Mini-bulk sample results, further analysis

For a variety of reasons, GGL has concluded that the results of the mini-bulk sample taken last summer may not necessarily reflect the commercial viability of the entire kimberlite body and that it warrants continued exploration.

Further to GGL's recent release (Feb. 14, 2006) concerning the mini-bulk sample, GGL commissioned diamond expert Felix Kaminsky, Ph.D., P. Geol., to provide further interpretation of the results.

Dr. Kaminsky noted there is a larger proportion of gem quality stones than is usually found in diamond deposits and furthermore, that the quality of the Doyle diamonds obtained in the mini-bulk sample is high. He also noted that although the grade of the sample taken is low, likely due to resorption of the diamonds and consequent loss of mass, the initial diamond grade of the kimberlite was probably high.

Although the Doyle kimberlite has been traced for 2 km along strike and a section of drill holes shows that the inclined depth extends to at least 820 metres, further drilling is required to more comprehensively map the depth and shape of the body.

Unlike the Snap Lake kimberlite sill, which is an unusually uniform kimberlite, the Doyle sill kimberlite varies in grain size and appearance. These facts, along with Dr. Kaminsky's observations and the previously disclosed Ashton analysis, have led GGL to decide that exploration on the kimberlite body is, indeed, warranted. Additional drilling in 2006 will help provide the basis for a bulk-sampling program for next winter.

GGL DIAMOND CORP.

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com
For more information, please check our web site at www.ggldiamond.com.